DENMARK

Bancshares, Inc.

2005 ANNUAL REPORT

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers seven full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC") and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.



SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2005	2004	2003	2002	2001
INCOME STATEMENT DATA					
Interest income	$22,259	$19,615	$19,792	$22,201	$25,922
Interest expense	8,913	5,925	6,452	7,971	13,403
Net interest income	$13,346	$13,690	$13,340	$14,230	$12,519
Less: Provision for credit losses	786	327	434	944	2,132
Net interest income after provision for credit losses	$12,560	$13,363	$12,906	$13,286	$10,387
Plus: Noninterest income	$1,567	$1,734	$2,027	$1,707	$1,430
Less: Noninterest expense	10,961	10,049	9,066	8,452	8,219
Net noninterest expense	($9,394)	($8,315)	($7,039)	($6,745)	($6,789)
Income before income taxes	$3,166	$5,048	$5,867	$6,541	$3,598
Income tax expense	580	1,190	1,525	1,817	753
Net income	$2,586	$3,858	$4,342	$4,724	$2,845
PER SHARE DATA (1)					
Net income	$21.48	$31.86	$39.40	$43.49	$26.00
Cash dividends declared	14.10	13.25	12.25	11.38	10.88
Book value (year end)	421.14	416.94	400.29	334.32	305.60
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$312,532	$282,000	$258,276	$266,004	$275,629
Investment securities	49,049	48,470	51,661	42,580	38,145
Assets	395,535	366,550	350,301	339,604	344,459
Deposits	284,568	265,916	259,625	249,722	245,252
Stockholders' equity	50,556	49,676	40,203	34,929	32,835
Year-end balances:					
Total loans (includes loans held for sale)	$326,512	$300,864	$266,503	$262,470	$268,028
Allowance for possible credit losses	6,400	5,820	5,529	5,418	5,524
Investment securities	49,570	49,005	49,909	50,168	37,668
Assets	414,521	396,685	358,878	346,153	346,374
Deposits	298,254	288,758	263,731	257,964	252,688
Long-term debt	35,015	33,773	26,480	26,186	34,087
Stockholders' equity	50,553	50,383	48,569	36,150	33,371
FINANCIAL RATIOS					
Return on average equity	5.12%	7.77%	10.80%	13.52%	8.66%
Return on average assets	0.65%	1.05%	1.24%	1.39%	0.83%
Net interest spread (tax-equivalent)	3.42%	3.93%	3.95%	4.28%	3.41%
Average equity to average assets	12.78%	13.55%	11.48%	10.29%	9.53%
Allowance for credit losses to loans	1.96%	1.93%	2.07%	2.06%	2.06%
Non-performing loans to allowance for credit losses	118.56%	101.37%	113.61%	112.41%	126.41%

Dollars in thousands except per share data.

(1) Adjusted to reflect 2-for-1 stock split effective June 11, 2002.

PRESIDENT'S LETTER

To Our Shareholders and Friends:

We are pleased to present the 2005 Annual Report of Denmark Bancshares, Inc. Your Bank enjoyed another successful year with growth in loans and deposits. Our financial strength establishes an excellent base for future growth and expansion.

Our semi-annual dividend of $7.10 per share to shareholders of record December 13, 2005, payable January 3, 2006, represents a 1.5% increase over the last semi-annual dividend and a 5% increase over the dividend paid in January 2005.

On behalf of your independent and locally owned Bank, I would like to recognize, with gratitude, the leadership of our directors, the support of our shareholders and customers, and finally the loyalty, hard work and dedication of our employees. As we go forward, we will strive to earn your continued confidence.

We ask that you continue to recommend our services to your friends, relatives and business associates.

Sincerely,

Darrell R. Lemmens
Chairman of the Board

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2005. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, DBI's management believes that, as of December 31, 2005, DBI's internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, Wipfli LLP, has issued an audit report on our assessment of DBI's internal control over financial reporting, which is included herein.

Darrell R. Lemmens
Chairman of the Board, President
and Chief Executive Officer

Dennis J. Heim
Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Denmark Bancshares, Inc., Denmark, Wisconsin

We have audited management's assessment, included in the accompanying Report of Management, that Denmark Bancshares, Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of income, stockholders' equity, and cash flows of Denmark Bancshares, Inc. and Subsidiaries, and our report dated January 27, 2006, expressed an unqualified opinion.

Wipfli LLP

Wipfli LLP
January 27, 2006
Green Bay, Wisconsin

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Denmark Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 27, 2006, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.



Wipfli LLP

January 27, 2006
Green Bay, Wisconsin

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2005	2004
Cash and due from banks	$10,495,063	$11,274,172
Interest-bearing deposits in other banks	0	0
Total Cash and Cash Equivalents	$10,495,063	$11,274,172
Federal funds sold	5,140,000	14,119,000
Investment Securities		
Available-for-sale, at fair value	11,016,664	9,007,457
Held-to-maturity (fair value approximates $40,408,989		
and $42,696,580, respectively)	38,553,270	39,997,765
Total Investment Securities	$49,569,934	$49,005,222
Loans less allowance for credit losses of $6,400,480		
and $5,820,150, respectively	318,670,892	294,017,313
Loans held for sale	1,440,529	1,026,397
Premises and equipment, net	10,180,630	8,433,277
Other investments, at cost	7,743,390	7,242,301
Accrued interest receivable	2,032,413	1,713,792
Other assets	9,247,763	9,853,961
TOTAL ASSETS	$414,520,614	$396,685,435

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$39,545,404	$35,012,285
Interest-bearing	258,708,268	253,745,330
Total Deposits	$298,253,672	$288,757,615
Short-term borrowings	28,230,373	21,718,325
Accrued interest payable	1,265,875	842,827
Other liabilities	1,202,826	1,210,698
Long-term debt	35,015,216	33,772,738
Total Liabilities	$363,967,962	$346,302,203
Stockholders' Equity		
Common stock, no par value, authorized 640,000		
shares; issued 120,038 and 120,839 shares,		
net of 1,492 shares of treasury stock in 2005		
and 691 shares in 2004	$16,975,172	$17,678,887
Paid in capital	470,094	470,094
Retained earnings	33,191,504	32,300,582
Accumulated other comprehensive loss		
Unrealized losses on securities	(84,118)	(66,331)
Total Stockholders' Equity	$50,552,652	$50,383,232
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$414,520,614	$396,685,435

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2005	2004	2003
Interest Income			
Loans including fees	$19,405,904	$16,921,457	$16,888,656
Investment securities:			
Taxable	286,473	179,675	231,204
Tax-exempt	2,052,247	2,025,429	1,957,144
Interest on federal funds sold	69,500	81,060	166,320
Other interest income	445,336	407,370	548,900
	$22,259,460	$19,614,991	$19,792,224
Interest Expense			
Deposits	$6,659,753	$4,342,960	$4,852,903
Short-term borrowings	795,340	368,509	452,655
Long-term debt	1,458,106	1,213,335	1,146,398
	$8,913,199	$5,924,804	$6,451,956
Net interest income	$13,346,261	$13,690,187	$13,340,268
Provision for Credit Losses	786,000	327,000	434,000
Net interest income after provision for credit losses	$12,560,261	$13,363,187	$12,906,268
Other Income			
Service fees and commissions	$940,420	$945,362	$849,606
Investment security gains	0	0	0
Loan sale gains	134,309	257,189	684,960
Bank owned life insurance	211,000	222,000	129,500
Other	281,718	309,710	362,952
	$1,567,447	$1,734,261	$2,027,018
Other Expense			
Salaries and employee benefits	$6,615,689	$6,151,745	$5,473,044
Occupancy expenses	1,365,939	1,203,438	974,215
Data processing expenses	731,992	644,461	601,046
Marketing expenses	256,717	262,427	256,822
Directors fees	234,800	228,110	243,400
Professional fees	223,698	241,108	223,501
Printing and supplies	212,703	221,002	191,251
Amortization of intangibles	212,881	214,230	212,128
Other operating expenses	1,107,474	882,904	890,555
	$10,961,893	$10,049,425	$9,065,962
Income before income taxes	$3,165,815	$5,048,023	$5,867,324
Income tax expense	579,941	1,190,103	1,525,216
NET INCOME	$2,585,874	$3,857,920	$4,342,108
EARNINGS PER COMMON SHARE	$21.48	$31.86	$39.40

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount				
Balance, December 31, 2002	108,129	$8,906,475	$113,151	$27,113,719	$16,239	$36,149,584
Comprehensive income						
Net income				4,342,108		4,342,108
Other comprehensive loss, net of tax Change in unrealized loss on securities available-for-sale, net of applicable deferred income tax benefit of $45,895					(70,680)	(70,680)
Total comprehensive income						$4,271,428
Cash dividend, $12.25 per share				(1,408,961)		(1,408,961)
Issuance of common stock	10,850	7,837,681				7,837,681
Treasury stock sales	2,536	1,496,491	356,987			1,853,478
Treasury stock acquisitions	(180)	(134,409)				(134,409)
Balance, December 31, 2003	121,335	$18,106,238	$470,138	$30,046,866	($54,441)	$48,568,801
Comprehensive income						
Net income				3,857,920		3,857,920
Other comprehensive loss, net of tax Change in unrealized loss on securities available-for-sale, net of applicable deferred income tax benefit of $7,719					(11,890)	(11,890)
Total comprehensive income						$3,846,030
Cash dividend, $13.25 per share				(1,604,204)		(1,604,204)
Treasury stock sales	106	90,038	(44)			89,994
Treasury stock acquisitions	(602)	(517,389)				(517,389)
Balance, December 31, 2004	120,839	$17,678,887	$470,094	$32,300,582	($66,331)	$50,383,232
Comprehensive income						
Net income				2,585,874		2,585,874
Other comprehensive loss, net of tax Change in unrealized loss on securities available-for-sale, net of applicable deferred income tax benefit of $8,727					(17,787)	(17,787)
Total comprehensive income						$2,568,087
Cash dividend, $14.10 per share				(1,694,952)		(1,694,952)
Treasury stock sales	87	76,299				76,299
Treasury stock acquisitions	(888)	(780,014)				(780,014)
BALANCE, DECEMBER 31, 2005	120,038	$16,975,172	$470,094	$33,191,504	($84,118)	$50,552,652

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2005	2004	2003
Cash Flows from Operating Activities:			
Net income	$2,585,874	$3,857,920	$4,342,108
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	747,337	653,625	517,462
Provision for credit losses	786,000	327,000	434,000
Amortization of intangibles	212,881	214,230	212,128
Loss (gain) on sale of assets	85,357	(169,460)	(618,769)
Amortization of bond premium	20,908	33,138	20,115
Accretion of bond discount	(167,444)	(147,645)	(148,385)
Loans originated for sale	(11,848,512)	(21,594,022)	(59,129,023)
Proceeds from sale of loans	11,339,900	21,616,408	60,482,595
Common stock dividends	(315,795)	(333,800)	(436,470)
Income from bank owned life insurance	(211,000)	(222,000)	(129,500)
(Increase) decrease in interest receivable	(318,621)	(204,693)	100,911
Increase (decrease) in interest payable	423,048	206,451	(218,424)
Other, net	(170,671)	(135,807)	504,782
Net Cash Provided by Operating Activities	$3,169,262	$4,101,345	$5,933,530
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$1,970,000	$2,020,000	$2,287,000
Maturities and sales of available-for-sale securities	10,980,274	5,285,735	21,261,889
Purchases of held-to-maturity securities	(375,000)	(3,927,837)	(2,180,875)
Purchases of available-for-sale securities	(13,019,965)	(2,380,000)	(21,096,403)
Purchases of common stock	(45,000)	(45,000)	(2,758,730)
Purchase of bank owned life insurance	0	0	(5,000,000)
Money market mutual funds, net	(140,294)	184,504	437,405
Federal funds sold, net	8,979,000	(5,907,000)	4,085,000
Proceeds from sale of foreclosed assets	1,177,800	513,360	874,899
Net increase in loans made to customers	(25,799,791)	(34,772,175)	(6,260,040)
Capital expenditures	(2,563,947)	(3,048,275)	(2,405,430)
Net Cash Used by Investing Activities	($18,836,923)	($42,076,688)	($10,755,285)
Cash Flows from Financing Activities:			
Net increase in deposits	$9,496,057	$25,026,790	$5,767,279
Purchase of treasury stock	(780,014)	(517,389)	(134,409)
Sale of treasury stock	76,299	89,994	1,853,478
Sale of common stock	0	0	7,837,681
Dividends paid	(1,658,316)	(1,546,935)	(1,272,408)
Debt proceeds	41,412,048	40,936,816	37,072,729
Debt repayments	(33,657,522)	(30,185,946)	(42,566,413)
Net Cash Provided by Financing Activities	$14,888,552	$33,803,330	$8,557,937
Net (decrease) increase in cash and cash equivalents	($779,109)	($4,172,013)	$3,736,182
Cash and cash equivalents, beginning	11,274,172	15,446,185	11,710,003
CASH AND CASH EQUIVALENTS, ENDING	$10,495,063	$11,274,172	$15,446,185
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$589,000	$610,609	$1,234,985
Total increase in unrealized loss on			
securities available-for-sale	$26,515	$19,609	$116,575

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of DBI's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $880,947, $1,051,854 and $1,177,657 and interest paid was $8,505,002, $5,735,119 and $6,682,440 for the years ended December 31, 2005, 2004 and 2003, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan and lease losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $342,845 and $1,157,508 at December 31, 2005 and 2004, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock and AgriBank stock. Other investments are evaluated for impairment on an annual basis.

As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes.

Treasury Stock

Treasury stock consists of 1,492 and 691 shares, at a cost of $1,198,804 and $495,779 as of December 31, 2005 and 2004, respectively and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 120,387, 121,100 and 110,195 for the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 – CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,133,000 and $1,040,000 as of December 31, 2005 and 2004, respectively, were satisfied by currency and coin holdings.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$1,700,000	$0	($3,850)	$1,696,150
Mortgage-backed securities	4,880,182	3,993	(111,969)	4,772,206
State and local governments	4,572,398	296	(24,386)	4,548,308
	$11,152,580	$4,289	($140,205)	$11,016,664

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$5,236,859	$9,225	($118,627)	$5,127,457
State and local governments	3,880,000	0	0	3,880,000
	$9,116,859	$9,225	($118,627)	$9,007,457

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$38,553,270	$1,856,408	($689)	$40,408,989
	$38,553,270	$1,856,408	($689)	$40,408,989

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$39,997,765	$2,702,939	($4,124)	$42,696,580
	$39,997,765	$2,702,939	($4,124)	$42,696,580

The amortized cost and estimated fair values of securities at December 31, 2005, by maturity were as follows:

Amounts Maturing	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$4,056,297	$4,039,567	$1,429,079	$1,434,310
From one through five years	6,370,354	6,260,173	5,652,807	5,884,438
From five through ten years	725,929	716,924	11,658,805	12,325,861
After ten years	0	0	19,812,579	20,764,380
	$11,152,580	$11,016,664	$38,553,270	$40,408,989

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date.

Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

No securities were sold during 2005, 2004 and 2003.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months	
Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$3,850	$696,150	$0	$0
Mortgage-backed securities	3,954	984,052	108,015	3,356,966
State and local governments	24,386	3,454,083	0	0
Total securities available for sale	$32,190	$5,134,285	$108,015	$3,356,966
Securities Held to Maturity				
State and local governments	$689	$374,311	$0	$0
Total securities held to maturity	$689	$374,311	$0	$0

At December 31, 2005, ten debt securities have unrealized losses with aggregate depreciation of 2% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $65,161 and $78,618 and estimated fair value of $65,373 and $79,809, at December 31, 2005 and 2004, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2005	2004
Real estate:		
Residential	$110,666,301	$108,829,736
Commercial	63,211,379	51,240,233
Agricultural	34,979,648	31,620,947
Construction	29,158,731	28,179,114
	$238,016,059	$219,870,030
Commercial	$39,766,055	$33,931,171
Agricultural	36,260,702	34,731,956
Consumer installment	10,022,202	10,300,960
Unsecured loans	1,006,354	1,003,346
Total loans receivable	$325,071,372	$299,837,463
Allowance for credit losses	(6,400,480)	(5,820,150)
NET LOANS RECEIVABLE	$318,670,892	$294,017,313

Nonaccrual loans totaled $7,587,804 and $5,900,375 at December 31, 2005 and 2004, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

	Year Ended December 31,		
	2005	2004	2003
Income in accordance with			
original loan terms	$584,617	$519,998	$675,037
Income recognized	(421,415)	(416,746)	(461,764)
REDUCTION IN INTEREST INCOME	$163,202	$103,252	$213,273

Information concerning the Company's investment in impaired loans is as follows:

	Year Ended December 31,		
	2005	2004	2003
Total investment in impaired loans	$3,785,842	$2,987,197	$2,774,224
Loans requiring a related allowance	3,785,842	2,987,197	2,774,224
Related allowance	(684,110)	(576,713)	(375,367)
Average investment in impaired loans during the year	4,578,580	3,694,020	3,671,014
Interest income recognized on a cash basis	205,417	209,181	229,254

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,		
	2005	2004	2003
Balance - beginning of year	$5,820,150	$5,528,917	$5,417,920
Charge-offs	(336,275)	(227,430)	(401,692)
Recoveries	130,605	191,663	78,689
Provision charged to operations	786,000	327,000	434,000
BALANCE - END OF YEAR	$6,400,480	$5,820,150	$5,528,917

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2005	2004
Land	$1,102,848	$1,087,194
Buildings and improvements	9,791,822	7,842,802
Furniture and fixtures	4,683,783	4,434,363
Construction in progress	0	271,628
	$15,578,453	$13,635,987
Less: Accumulated depreciation	(5,397,823)	(5,202,710)
NET	$10,180,630	$8,433,277

NOTE 6 - INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of intangible assets were as follows:

	December 31,	
	2005	2004
Gross carrying amount	$3,297,784	$3,287,713
Less: Accumulated amortization	(1,914,774)	(1,701,893)
NET BOOK VALUE	$1,383,010	$1,585,820

For the next five years intangible assets will be amortized $207,451 annually.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2005	2004
NOW accounts	$16,982,984	$22,519,097
Savings accounts	19,792,315	19,906,657
Money market accounts	67,059,538	64,360,830
Time deposit accounts	154,873,431	146,958,746
TOTAL	$258,708,268	$253,745,330

The following table shows the maturity distribution of time deposit accounts:

	December 31,	
(In thousands)	2005	2004
Within one year	$104,951	$75,486
One to two years	26,338	51,940
Two to three years	7,213	4,777
Three to four years	9,937	4,956
Over four years	6,434	9,800
TOTAL	$154,873	$146,959

Time deposit accounts issued in amounts of $100,000 or more totaled $44,807,386 and $39,598,664 at December 31, 2005 and 2004, respectively.

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $28,230,373 and $21,718,325 at December 31, 2005 and 2004, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $31,585,689 and $29,181,137 as of December 31, 2005 and 2004, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 3.37% to 6.26% at December 31, 2005. As of December 31, 2005, DBI had $39,891,627 of unused lines of credit with banks to be drawn upon as needed.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

| | For the Years Ended December 31, | | | |
| | 2005 | | 2004 | |
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	3.59% - 4.52%	$20,000,000	3.59% - 3.86%	$17,000,000
Callable fixed rate advances	4.80% - 5.05%	14,000,000	4.80% - 5.05%	14,000,000
Agribank, FCB:				
Fixed rate advances	2.94% - 4.57%	955,000	2.50% - 3.78%	2,705,000
Other:				
Fixed rate advance	8%	60,216	8%	67,738
TOTAL		$35,015,216		$33,772,738

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2005:

	Weighted Average Rate	Amount
2006	3.38%	$713,147
2007	3.73%	10,008,823
2008	5.06%	4,009,555
2009	3.80%	7,010,348
2010	4.54%	3,261,207
Thereafter	4.80%	10,012,136
TOTAL		$35,015,216

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $82,769,095 and $79,261,139 as of December 31, 2005 and 2004, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $31,585,689 and $29,181,137 as of December 31, 2005 and 2004, respectively. The pledged notes also secure short-term borrowings.

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2005	2004	2003
Current:	Federal	$745	$773	$934
	State	106	301	307
		$851	$1,074	$1,241
Deferred:	Federal	($266)	$153	$254
	State	(5)	(37)	30
		($271)	$116	$284
	TOTAL PROVISION FOR INCOME TAXES	$580	$1,190	$1,525

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2005		2004		2003	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,076	34%	$1,716	34%	$1,995	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(546)	(17)	(651)	(13)	(670)	(11)
State income tax, net of federal tax benefit	67	2	174	4	222	4
Bank owned life insurance	(72)	(2)	(75)	(2)	(44)	(1)
Other, net	55	1	26	1	22	0
APPLICABLE INCOME TAXES	$580	18%	$1,190	24%	$1,525	26%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)	2005	2004
Deferred tax assets:		
Allowance for credit losses	$2,286	$2,052
Unrealized losses on available-for-sale securities	52	43
State tax net operating loss carryforward	231	205
Interest receivable on nonaccrual loans	104	63
Other	149	102
Gross deferred tax assets	$2,822	$2,465
Valuation allowance	(231)	(205)
Total deferred tax assets	$2,591	$2,260
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$274	$319
State income taxes	121	120
Stock dividends received	662	530
Other	10	47
Total deferred tax liabilities	$1,067	$1,016
NET DEFERRED TAX ASSET	$1,524	$1,244

DBI has state net operating loss carryforwards of approximately $2,923,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $89,000.

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

§ DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

§ DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2005, 2004 and 2003.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $417,756, $418,054 and $373,939 for the years 2005, 2004 and 2003, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

(In thousands)	Contract or Notional Amount December 31, 2005	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$29,908	$22,393
Standby letters of credit and financial guarantees written	5,451	5,451

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2005, variable rate commitments totaled $9,534,702.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2005, was approximately $1,787,000. Federal funds sold to correspondent banks are not insured.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers. Other changes reflect a loan participated with another financial institution and a new loan guarantee.

	12/31/2004				12/31/2005
(In thousands)	Beginning Balance	New Loans	Payments	Other Changes	Ending Balance
Aggregate related party loans	$3,476	$1,495	($426)	($147)	$4,398

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $2,066,790 and $1,742,453 at December 31, 2005 and 2004, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.

Statements of Financial Condition

	December 31,	
(In thousands)	2005	2004
Assets		
Cash in banks	$1,451	$1,500
Investment		
Banking subsidiary	34,782	34,549
Nonbanking subsidiaries	7,448	7,805
Fixed assets (net of depreciation		
of $2,684 and $2,491, respectively)	8,825	7,547
Other assets	141	76
TOTAL ASSETS	$52,647	$51,477
Liabilities		
Accrued expenses	$132	$95
Dividends payable	852	816
Other liabilities	110	183
Note payable - unrelated bank	1,000	0
Total Liabilities	$2,094	$1,094
Stockholders' Equity		
Common stock	$16,975	$17,679
Paid-in capital	470	470
Retained earnings	33,192	32,300
Accumulated other comprehensive income		
Unrealized losses on securities	(84)	(66)
Total Stockholders' Equity	$50,553	$50,383
TOTAL LIABILITIES AND		
STOCKHOLDERS' EQUITY	$52,647	$51,477

DENMARK BANCSHARES, INC.

Statements of Income

	For the Years Ended December 31,		
(In thousands)	2005	2004	2003
Income			
Interest income from loans	$0	$2	$5
Other interest income	22	21	10
Dividend income from banking subsidiary	2,000	1,500	0
Dividend income from nonbanking subsidiary	1,001	0	0
Rental income from banking subsidiary	560	416	261
Rental income from nonbanking subsidiary	9	9	7
Total Income	$3,592	$1,948	$283
Expenses			
Management fees to banking subsidiary	$186	$174	$162
Interest expense	1	0	79
Provision for credit losses	0	(3)	0
Depreciation	289	249	156
Other operating expenses	563	359	244
Total Expenses	$1,039	$779	$641
Income before income taxes and undistributed income of subsidiaries	$2,553	$1,169	($358)
Income tax benefit	(139)	(108)	(117)
Income before Undistributed Income of Subsidiaries	$2,692	$1,277	($241)
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	251	1,892	3,778
Nonbank subsidiaries	(357)	689	805
NET INCOME	$2,586	$3,858	$4,342

DENMARK BANCSHARES, INC.

Statements of Cash Flows

	For the Years Ended December 31,		
(In thousands)	2005	2004	2003
Cash Flows from Operating Activities:			
Net Income	$2,586	$3,858	$4,342
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	289	249	156
Equity (earnings) of banking subsidiary	(2,251)	(3,392)	(3,778)
Equity (earnings) of nonbanking subsidiaries	(644)	(689)	(805)
Dividend from banking subsidiary	2,000	1,500	0
Dividend from nonbanking subsidiary	1,001	0	0
Decrease (increase) in other assets	145	(18)	(4)
Increase (decrease) in other liabilities	37	230	(4)
Net Cash Provided (Used) by Operating Activities	$3,163	$1,738	($93)
Cash Flows from Investing Activities:			
Capital expenditures	($1,850)	($3,051)	($1,619)
Net decrease in real estate loans	0	68	34
Net Cash Used by Investing Activities	($1,850)	($2,983)	($1,585)
Cash Flows from Financing Activities:			
Debt proceeds	$1,000	$0	$2,100
Debt repayments	0	0	(4,700)
Sale of common stock	0	0	7,838
Treasury stock proceeds	76	90	1,853
Treasury stock purchases	(780)	(517)	(135)
Dividends paid	(1,658)	(1,547)	(1,272)
Net Cash (Used) Provided by Financing Activities	($1,362)	($1,974)	$5,684
Net (Decrease) Increase in Cash	($49)	($3,219)	$4,006
Cash, beginning	1,500	4,719	713
CASH, ENDING	$1,451	$1,500	$4,719
Supplemental Disclosure:			
Income taxes received	($59)	($297)	($115)

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2005, 279 rights were granted and of those 87 shares were purchased. In 2004, 264 rights were granted and of those 106 shares were purchased.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold - For cash and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held For Sale - Fair value is based on commitments from investors or prevailing market prices.

Other Investments - For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance – The carrying amount of bank owned life insurance approximates fair value.

Accrued Interest – The carrying amounts of accrued interest approximates fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings - Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

The estimated fair values of the Company's financial instruments are as follows:

| | For the Years Ended December 31, | | | |
| | 2005 | | 2004 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$15,635	$15,635	$25,393	$25,393
Investment securities	49,570	51,426	49,005	51,704
Loans	325,071	322,688	299,837	299,070
Loans held for sale	1,440	1,440	1,026	1,026
Less: Allowance for credit losses	(6,400)	-	(5,820)	-
Bank owned life insurance	5,563	5,563	5,352	5,352
Other investments, at cost	7,743	7,743	7,242	7,242
Accrued interest receivable	2,032	2,032	1,714	1,714
TOTAL	$400,654	$406,527	$383,749	$391,501
Financial Liabilities				
Deposits	$298,254	$297,794	$288,758	$289,120
Borrowings	63,246	62,074	55,491	55,795
Accrued interest payable	1,266	1,266	843	843
TOTAL	$362,766	$361,134	$345,092	$345,758

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$53,420,978	16.1%	$26,491,540	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$49,253,759	14.9%	$13,245,770	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$49,253,759	12.2%	$16,197,210	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$37,213,195	13.0%	$22,959,113	≥8.0%	$28,698,891	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$33,599,567	11.7%	$11,479,557	≥4.0%	$17,219,335	≥6.0%
Tier 1 Capital (to Average Assets)*	$33,599,567	9.3%	$14,463,580	≥4.0%	$18,079,475	≥5.0%
As of December 31, 2004:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$52,702,828	17.3%	$24,408,122	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$48,863,743	16.0%	$12,204,061	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$48,863,743	12.7%	$15,430,833	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$36,505,465	13.7%	$21,289,503	≥8.0%	$26,611,878	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$33,156,213	12.5%	$10,644,751	≥4.0%	$15,967,127	≥6.0%
Tier 1 Capital (to Average Assets)*	$33,156,213	9.6%	$13,889,276	≥4.0%	$17,361,595	≥5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

DSB is restricted by banking regulations from making dividend distributions to DBI that exceed the retained net income for the most current year plus retained net income for the preceding two years. Under this formula, dividends of approximately $5,921,000 may be paid without prior regulatory approval as of December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2005, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2005. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors: 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2005.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required the intangible asset not to be amortized and for DBI to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

OVERVIEW

DBI recorded disappointing earnings for the year ended December 31, 2005. Net income of $2.6 million represents a decline of 33% or $1.3 million lower than annual earnings for 2004.

Total noninterest expense for 2005 was $10,961,893, an increase of $912,468 or 9.1% higher than 2004. This increase substantially contributed to the decline in net income during 2005. The primary factors leading to the increase in noninterest expense were increases to salaries and benefits, which rose $463,944, higher occupancy expenses, which increased $162,501, losses on the sales of acquired properties which increased $137,634 (included in other operating expenses), and higher data processing expenses that increased $87,531. The increase in salary and benefits expense includes additional staff for the Wrightstown office that opened during August 2004. The higher occupancy expenses are primarily the result of the new Wrightstown and Maribel office buildings, which began operations in 2004 and 2005, respectively. The cost of the Maribel facility including land, building, furniture, fixtures and equipment was $2.6 million. The recent capital improvements have contributed to higher overhead costs and consequently a higher efficiency ratio. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 69% for 2005, compared to 61% and 55% for the years ended 2004 and 2003, respectively.

Another contributing cause to the decline in 2005 earnings is the increase to the provision for credit losses. The 2005 provision for credit losses totals $786,000, an increase of $459,000 or 140% higher than the 2004 provision for credit losses. While this represents a substantial increase over the prior year, the 2005 provision for credit losses is comparable to our peers. DBI's provision expressed as a percent of average total loans is 0.25% compared to its peer group average of 0.23%. The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2005, and consists of 531 bank holding companies with total assets between $300 million and $500 million. Net charge-offs during 2005 were $169,903 higher than in 2004. The allocation in the allowance for credit losses for impaired loans increased by $107,397 at year-end. The remaining increase in the provision is primarily attributable to the overall increase in the total loans outstanding at year-end. Net charge-offs during 2005 totaled $205,670 or 0.07% of average total loans compared to DBI's peer group average of 0.10%. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.33% at December 31, 2005, compared to 3.40% and 3.67% at December 31, 2004 and 2003, respectively. The ratio of allowance for credit losses to total loans was 1.96% at December 31, 2005, compared to 1.93% at December 31, 2004.

Net interest income, DBI's largest source of revenue, was $13,346,261 for 2005 compared to $13,690,187 and $13,340,268 during 2004 and 2003, respectively. DBI was unable to substantially increase net interest income during the last two years despite the growth in average loans totaling $30.5 million and $23.7 million during 2005 and 2004 respectively. A decline in the net interest spread from 3.93% during 2004 to 3.42% during 2005 was the primary reason for the reduction in net interest income for 2005.

The interest rate environment during the last two years has been a challenging one in DBI's attempt to improve or even to maintain net interest spread. The Federal Open Market Committee has raised short-term rates fourteen times between June 30, 2004, and January 31, 2006, including eight times during 2005. The prime rate of interest has jumped from 4.0% to 7.5% over this time span. DBI has less than 4% of total loans or just under $12 million in variable rate loans tied to an index. DBI offers a market-indexed money market account to depositors in order to compete with money market mutual funds. During 2005, money market accounts averaged $65.2 million and the cost of funds for money market accounts was 2.43% compared to 0.94% during 2004. During the last two years the rates on long-term mortgages have risen approximately 75 basis points compared to the prime rate increase of 350 basis points. DBI has $110.7 million in loans secured by residential real estate at year-end compared to $108.8 million at December 31, 2004. Pricing the renewing one, three and five-year balloon residential loans substantially above prevailing long-term rates would likely lead to refinancing and a reduction in DBI's loan portfolio.

Additionally, rising interest rates create another challenge. They increase the costs to our existing borrowers as over $230 million of DBI's loans reprice within the next twelve months. In most cases, a higher principal and interest payment amount will be required to amortize the loan over an adequate time period. There is a risk that some borrowers will be unable to meet the higher payment requirements, thereby increasing DBI's ratio of past due loans.

There were several items of expense during 2005 that management considers either unusual or infrequent. DSB sustained a loss of $183,542 on the sale of a commercial property acquired in 2003 through a foreclosure proceeding. During 2004, DSB decreased the carrying value of that property by $100,867 bringing the total loss over the last two years on that property to $284,409. DSB also incurred expenses on acquired properties for repairs, insurance and real estate taxes of $64,395 and $62,338 during the years ended December 31, 2005 and 2004, respectively. Another infrequent item was the payment of $153,863 in taxes, interest and penalties to the Internal Revenue Service to settle an audit of DBI's income taxes for the 2002 and 2003 tax years. Lastly, DBI recorded a write-down of $75,453 on the demolition of the Maribel bank building following the move to the newly constructed building in May of 2005.

Management and the Board of Directors of DSB have set several priorities for 2006 in an effort to turn the negative earnings trend around. Increasing net interest income, primarily by improving the net interest spread but also through continued growth of earning assets is the main focus. The Board has revised the Asset Liability Funds Management Policy of DSB and restructured the Asset Liability Committee in an effort to achieve these results. The restructuring includes the addition of responsibilities and changes in procedures and personnel. DSB has also contracted with a third party to provide a more sophisticated asset/liability modeling system and assistance with interest rate pricing and strategy development. Implementing tighter control of discretionary noninterest expenses in order to slow the rate of growth of noninterest expense will also receive management's attention. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets will be another goal. In order to achieve this goal the Board has approved a revised Loan Policy and reorganized the Loan Committee. The revisions include an expansion of the Loan Committee membership and more frequent meetings of the Loan Committee. Lastly, management will evaluate existing fee structures and seek ways to increase noninterest income.

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

				Percent Increase (Decrease)	
	2005	2004	2003	2005/04	2004/03
(In thousands)					
Interest income	$22,259	$19,615	$19,792	13.5%	(0.9)%
Interest expense	8,913	5,925	6,452	50.4	(8.2)
Net interest income	13,346	13,690	13,340	(2.5)	2.6
Provision for credit losses	786	327	434	140.4	(24.7)
Noninterest income	1,567	1,734	2,027	(9.6)	(14.5)
Noninterest expense	10,962	10,049	9,066	9.1	10.8
Net income	2,586	3,858	4,342	(33.0)	(11.1)

Earnings Performance Summary

DBI recorded net income of $2,585,874 in 2005. This represents a decrease of $1,272,046 or 33.0% compared to 2004 earnings. The decrease in net income is primarily attributable to increases in noninterest expenses and the provision for credit losses and decreases in net interest income and noninterest income. Noninterest expenses increased by $912,468 primarily as a result of increases in salaries and employee benefits which increased by $463,944 and occupancy expenses, which increased by $162,501. The provision for credit losses increased by $459,000 during 2005 compared to 2004. Net interest income decreased by $343,926 primarily as a result of a lower net interest rate spread. Noninterest income decreased by $166,814 primarily as a result of lower gains from the sales of loans, which fell by $122,880 in 2005. These items more than offset a decrease of $610,162 in the provision for income taxes.

Net income during 2004 decreased $484,188 or 11.1% compared to 2003 earnings. The decrease in net income in 2004 was primarily attributable to higher noninterest expenses and lower noninterest income. Noninterest expenses increased by $983,463 primarily as a result of increases in salaries and employee benefits which increased by $678,701 and occupancy expenses, which increased by $229,223. A decrease in the gains from the sale of loans primarily contributed to a decline in noninterest income, which fell by $292,757 in 2004. These items more than offset higher net interest income, which increased by $349,919, a decrease of $335,113 in the provision for income taxes and a decrease of $107,000 in the provision for loan losses.

On a per share basis, net income was $21.48 in 2005 compared with $31.86 in 2004 and $39.40 in 2003. The reduction in earnings per share in 2005 is attributable to the 33.0% decline in net income. The reduction in 2004 was caused in part by an 11.1% reduction in net income compared with 2003 and also by an increase in the weighted average shares in 2004 as a result of the sale of an additional 12,850 shares of stock in November 2003. The number of weighted average shares outstanding during 2004 was 121,100 compared to 110,195 during 2003. Return on average assets for DBI was 0.65% in 2005 compared to 1.05% in 2004 and 1.24% in 2003. Return on average equity in 2005 was 5.1% compared to 7.8% and 10.8% in 2004 and 2003, respectively.

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2005			2004			2003		
	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$312,532	$19,421	6.21%	$282,000	$16,935	6.01%	$258,276	$16,903	6.54%
Investment securities: (3)									
Taxable securities	9,280	286	3.08%	10,038	188	1.87%	14,971	234	1.56%
Nontaxable securities (2)	39,769	3,109	7.82%	38,432	3,069	7.99%	36,690	2,965	8.08%
Federal funds sold	2,478	70	2.82%	5,803	81	1.40%	15,419	166	1.08%
Other investments	7,696	445	5.78%	7,532	399	5.30%	6,234	546	8.76%
Total Earning Assets	$371,755	$23,331	6.28%	$343,805	$20,672	6.01%	$331,590	$20,814	6.28%
Noninterest-earning assets:									
Cash and due from banks	$8,246			$9,444			$9,837		
Allowance for credit losses	(6,075)			(5,652)			(5,639)		
Premises and equipment	9,834			7,341			5,173		
Other assets	11,775			11,612			9,340		
TOTAL ASSETS	$395,535			$366,550			$350,301		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$17,268	$98	0.57%	$18,106	$87	0.48%	$15,452	$81	0.52%
Savings accounts	19,966	101	0.51%	20,057	102	0.51%	17,702	120	0.68%
Money market accounts	65,230	1,584	2.43%	66,123	624	0.94%	64,282	602	0.94%
Time deposits	150,428	4,877	3.24%	131,497	3,530	2.68%	131,368	4,051	3.08%
Short-term borrowing	23,804	795	3.34%	20,547	369	1.80%	22,485	453	2.01%
Long-term debt	34,458	1,458	4.23%	28,341	1,213	4.28%	26,155	1,146	4.38%
Total Interest-Bearing Liabilities	$311,154	$8,913	2.86%	$284,671	$5,925	2.08%	$277,444	$6,453	2.33%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$31,676			$30,133			$30,820		
Other liabilities	2,149			2,070			1,834		
Stockholders' equity	50,556			49,676			40,203		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$395,535			$366,550			$350,301		
Net interest income and rate spread		$14,418	3.42%		$14,747	3.93%		$14,361	3.95%
Net yield on interest earning assets			3.88%			4.29%			4.33%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.
(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.
(3) Securities are shown at amortized cost.

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2005			2004		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	$1,833	$653	$2,486	$1,553	($1,522)	$31
Taxable securities	1	106	107	(77)	31	(46)
Nontaxable securities (1)	106	(66)	40	140	(37)	103
Federal funds sold	(46)	35	(11)	(103)	18	(85)
Other investments	(30)	68	38	114	(261)	(147)
Total interest income	$1,864	$796	$2,660	$1,627	($1,771)	($144)
Interest expense:						
NOW accounts	($4)	$15	$11	$14	($8)	$6
Savings accounts	0	(1)	(1)	16	(34)	(18)
Money market accounts	(8)	968	960	17	5	22
Certificates and other time deposits	508	839	1,347	4	(524)	(520)
Other borrowed funds	303	368	671	8	(25)	(17)
Total interest expense	$799	$2,189	$2,988	$59	($586)	($527)
Net interest income	$1,065	($1,393)	($328)	$1,568	($1,185)	$383

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis decreased 2.2% or $327,983 from 2004 to 2005. The decrease is the result of a lower net interest spread, which resulted in a decline in net interest income of $1,393,332. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The decrease is mostly attributable to a higher overall cost of funds, which jumped seventy-eight basis points from 2.08% in 2004 to 2.86% in 2005. The average cost of funds for money market accounts increased 149 basis points from 0.94% during 2004 to 2.43% during 2005. During 2005, the average cost of funds for CDs and other borrowed funds increased by fifty-six and sixty-three basis points, respectively, compared to 2004. The average yield on earning assets increased by twenty-seven basis points from 6.01% in 2004 to 6.28% during 2005. The tax-equivalent net interest spread was 3.42% during 2005, compared to 3.93% and 3.95% during 2004 and 2003, respectively.

The decrease in net interest income as a result of the lower net interest rate spread more than offset the increase in net interest income from the change in the volume of earning assets and interest-bearing liabilities. Tax equivalent interest income increased $1,864,031 as a result of the increase in average earning assets during 2005 compared to 2004. Average loans outstanding increased by $30.5 million or 10.8% during 2005 compared to 2004 and accounted for most of the increase in interest income. Interest expense increased $798,682 as a result of increased volume of interest-bearing liabilities. On average, CDs increased $18.9 million during 2005 compared to 2004 and other borrowed funds increased by $9.4 million.

Taxable equivalent net interest income increased 2.6% or $382,819 from 2003 to 2004. The increase was partly attributable to a lower cost of funds and particularly a decrease of forty basis points, from 3.08% during 2003 to 2.68% during 2004, on certificates of deposit. The increase in net interest income was also helped by a change in the volume and mix of interest earning assets. Average loans increased by $23.7 million or 9.2% during 2004 compared to 2003 while average assets of lower yielding federal funds sold and taxable securities decreased by a combined $14.6 million. The increased interest income from the growth of average loans more than offset the lower yield earned on the loan portfolio during 2004. The loan portfolio yielded 6.01% during 2004 compared to 6.54% during 2003.

Noninterest Income

The following table sets forth certain items of noninterest income:

				Percent Increase (Decrease)	
(In thousands)					
Noninterest income:	2005	2004	2003	2005/04	2004/03
Service fees and commissions	$940	$945	$850	(0.5)%	11.2%
Investment security gains	0	0	0	0	0.0
Loan sale gains	134	257	685	(47.9)	(62.5)
Bank owned life insurance	211	222	130	(5.0)	70.8
Other	282	310	362	(9.0)	(14.4)
Total noninterest income	$1,567	$1,734	$2,027	(9.6)%	(14.5)%

Noninterest income in 2005 totaled $1,567,447, a decrease of $166,814 or 9.6%. The decrease is primarily the result of lower gains from the sales of loans, which decreased by $122,880. DSB sold $11.3 million of residential real estate loans to the secondary mortgage market during 2005 compared to $21.6 million during the previous year. This decrease followed an even larger decrease of $427,771 in gains from the sales of loans during 2004 compared to 2003. Even though long-term mortgage rates were low during 2005 and 2004, many borrowers had already refinanced during 2002 and 2003. DSB sold $60.5 and $39.3 million of residential real estate loans to the secondary mortgage market during 2003 and 2002, respectively. Other noninterest income decreased during 2005 by $27,992. Appraisal fees decreased by $37,100 during 2005 compared to the previous year. The decline in appraisal fees is related to the decrease in mortgage refinancing activity. Service fees and commissions decreased by $4,942. The decrease was attributable to lower commissions from the sales of investment products, which fell $16,072. This decrease was partially offset by higher insurance commissions which rose by $4,186 and higher fees on bank products which rose $6,944.

Total noninterest income was $1,734,261, a decrease of $292,757 or 14.5% in 2004. The decrease was primarily the result of lower gains from the sales of loans as discussed in the preceding paragraph. Service fees and commissions increased by $95,758. The increase was attributable to higher commissions from the sales of investment products, which rose $44,360 and higher insurance commissions, which increased $42,018. Insurance revenues have been volatile in recent years because of the unpredictability of bonuses. The amount of the annual bonuses received is based on the volume of premiums sold and loss experience from prior years. DSB purchased $5 million of BOLI during the second quarter of 2003. The income from bank owned life insurance (BOLI) contracts increased by $92,500 during 2004. Other noninterest income decreased during 2004 by $53,242. Appraisal fees decreased by $16,600 during 2004 compared to the previous year as a result of a decrease in mortgage refinancing activity.

Noninterest Expense

Salaries and employee benefits expense increased $463,944 or 7.5% in 2005. The increase is primarily attributable to higher salaries and wages, which increased by $264,367 or 6.1% as a result of both regular salary increases and the addition of staff. The average number of full-time equivalent employees was 100 and 96 for the years ended December 31, 2005 and 2004, respectively. Higher group health insurance expenses, which increased by $175,915 or 16.3%, also contributed to the increase in salaries and employee benefits.

Other operating expenses increased $224,570 or 25.4% in 2005. Losses on the sales of other real estate properties acquired through foreclosure totaled $225,863 during 2005. This represents an increase of $137,634 compared to 2004. DSB sustained a loss of $183,542 on the disposal of a commercial property that had been acquired in 2003. The total loss on this property, including a write-down of $100,867 expensed during 2004, totaled $284,409.

Occupancy expenses increased by $162,501 in 2005 primarily as a result of higher depreciation expense which rose $93,713. The higher depreciation expenses are primarily attributable to the building, furniture, fixtures and equipment of the Wrightstown office that was occupied during 2004. Depreciation for the Wrightstown office was $161,971 during 2005, which represents an increase of $81,972 compared to 2004. Other occupancy expenses also increased primarily as a result of the Wrightstown office. These expenses include utilities expenses, which increased by $32,813 during 2005 and real estate taxes and personal property taxes, which increased by $32,783.

Data processing expenses increased by $87,531 or 13.5% in 2005. The increase is primarily attributable to an increase of $70,317 in service fees paid to our major service provider as a result of additional services used and increased communication costs. Our contract with the service provider includes price adjustments for 2004 through 2006. The service provider does our core system processing as well as provides us with our network communications.

The following table sets forth certain items of noninterest expense:

				Percent Increase (Decrease)	
(In thousands)					
Noninterest Expense:	2005	2004	2003	2005/04	2004/03
Salaries and employee benefits	$6,615	$6,152	$5,473	7.5%	12.4%
Occupancy expenses	1,366	1,203	974	13.5	23.5
Data processing expenses	732	645	601	13.5	7.3
Marketing expenses	257	262	257	(1.9)	1.9
Amortization of intangibles	213	214	213	(0.5)	0.5
Printing and supplies expenses	213	221	191	(3.6)	15.7
Directors and committee fees	235	228	243	3.1	(6.2)
Professional fees	224	241	224	(7.1)	7.6
Other operating expenses	1,107	883	890	25.4	(0.8)
Total noninterest expense	$10,962	$10,049	$9,066	9.1%	10.8%

Salaries and employee benefits expense increased $678,701 or 12.4% in 2004. The increase was primarily attributable to higher salaries and wages, which increased by $386,468 or 9.8% as a result of regular salary increases and the addition of staff for the Wrightstown banking offices. The average number of full-time equivalent employees was 96 and 91 for the years ended December 31, 2004 and 2003, respectively. Higher group health insurance expenses, which increased by $219,711 or 25.6%, also contributed to the increase in salaries and employee benefits.

During 2004, occupancy expenses increased by $229,223 primarily as a result of higher depreciation expense, which rose $136,163. The higher depreciation expenses are attributable to the building, furniture, fixtures and equipment of DBI's Financial Center and the Wrightstown offices. Real estate taxes and personal property taxes increased by $27,343. Rent expense increased by $12,880 primarily as a result of the lease of the Wrightstown branch office beginning in August 2003.

Data processing expenses increased by $43,415 or 7.2% in 2004. The increase was primarily attributable to an increase of $53,184 in service fees paid to our major service provider. The increase was primarily due to additional services used, an annual increase provided in the contract and additional network communication costs because of the additional Wrightstown locations.

Professional fess increased by $17,607 or 7.9% in 2004. Professional fees include expenditures for technology consulting, legal, audit, compliance, tax and appraisal services. DBI incurred $103,713 in audit and compliance fees related to documentation and testing of DBI's internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

Income Taxes

For the years ended December 31, 2005, 2004 and 2003, DBI recorded combined federal and state income tax provisions of $579,941, $1,190,103 and $1,525,216. These provisions reflect effective income tax rates of 18%, 24% and 26%, in 2005, 2004 and 2003, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to certain non-taxable interest earned on state and local government investment securities.

The Internal Revenue Service completed an audit of DBI's 2002 and 2003 tax returns during the third quarter of 2005. As a result of the audit DBI paid $111,170 in additional income taxes for the years audited. The additional tax payment is reflected in the 2005 provision for income tax expense. The IRS has been auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but has paid the tax and reserves the right to file a refund claim should a bank be successful on this issue in U.S. Tax Court. A Wisconsin bank filed a petition with the U.S. Tax Court in August of 2005 contesting a similar tax adjustment. It is possible that a court case will be heard on this issue during the fall of 2006.

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2005	2004	2003	Percentage Increase (Decrease) 2005/04	2004/03
Federal funds sold and interest-bearing deposits in other banks	$5,140	$14,119	$12,212	(63.6)%	15.6%
Investment securities	49,570	49,005	49,909	1.2	(1.8)
Loans (includes loans held for sale)	326,512	300,864	266,503	8.5	12.9
Allowance for credit losses	(6,400)	(5,820)	(5,529)	10.0	5.3
Total assets	414,521	396,685	358,878	4.5	10.5
Deposits	298,254	288,758	263,731	3.3	9.5
Other borrowed funds	63,245	55,491	44,740	14.0	24.0
Stockholders' equity	50,553	50,383	48,569	0.3	3.7

Total assets at December 31, 2005, were $414.5 million. This represents an increase of $17.8 million, or 4.5% higher than year-end 2004. Total loans increased $25.6 million or 8.5% higher than year-end 2004. During 2005, DSB sold $11.3 million of fixed rate residential loans to the secondary mortgage market. Management attributes the strong loan growth to the prevailing economic conditions during the last two years. In general the economic climate in DBI's primary lending area was strong during 2004 and 2005. Each of the four counties in the lending market of DBI have unemployment rates of less than 4.8% at year-end and are similar to the rates one year earlier. Also, the agricultural economy, especially the dairy sector, has experienced two solid years.

Total deposits at December 31, 2005, were $298.3 million, an increase of $9.5 million or 3.3% higher than at year-end 2004. The deposit growth was primarily attributable to growth in CDs which increased by $7.9 million or 5.4% of total CDs. The deposit growth was used to fund loan growth. The remaining loan growth was funded by a decrease of $9.0 million in federal funds sold and an increase in other borrowed funds totaling $7.8 million.

At December 31, 2004, total assets increased $37.8 million or 10.5% higher than at year-end 2003. Total loans increased $34.4 million or 12.9% higher than the previous year-end. Management attributed the strong loan growth to improved economic conditions during 2004 compared to 2003. The loan growth was funded in part by additional deposits, which grew $25.0 million, and by increases in other borrowed funds, which grew by $10.8 million during 2004 compared to 2003.

Loans

Loans secured by residential mortgages totaling $110.7 million or 34.0% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. During 2005, DBI's in-house mortgage rates for the one, three and five year balloon options were often higher than the fifteen and thirty–year fixed rates available in the long-term mortgage market. Consequently, DBI experienced very limited growth in residential real estate loans during 2005. The portfolio grew $1.8 million or 1.7% higher than at year-end 2004.

DBI experienced strong loan growth in the business sector during 2005. Loans secured by commercial real estate increased by $12.0 million or 23.4% at the end of 2005 compared to year-end 2004. The commercial real estate loans financed in 2005 were secured by diversified business properties concentrated primarily in Brown County. The largest two loans to commercial real estate borrowers totaled $1.5 million and $1.2 million while the remaining new credits were all under $1 million.

Commercial loans secured by business assets increased by $5.8 million or 17.2% at December 31, 2005, compared to one year earlier. The commercial loans growth during 2005 is well diversified among small businesses in a variety of industries. The growth of commercial loans occurred primarily in Brown County. The largest new loan during 2005 to a single commercial borrower totaled $1.6 million while the remaining new credits were all under $1 million. This borrower had loans outstanding totaling $4.5 million.

At December 31, 2005, $71.2 million or 21.9% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $3.4 million or 10.6% higher than at year-end 2004. Of the new loans issued during 2005, the largest single extension of credit was $2.2 million as of December 31, 2005. The remaining new loans secured by agricultural real estate were spread out geographically in or near DBI's primary lending area. Other agricultural loans totaled $36.3 million at December 31, 2005, an increase of $1.5 million compared to the prior year-end.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type at the end of the last three years:

| | December 31, | | | | | |
| | 2005 | | 2004 | | 2003 | |
(In thousands)	Amount	%	Amount	%	Amount	%
Real Estate:						
Residential	$110,666	34.0%	$108,830	36.3%	$103,020	38.8%
Commercial	63,211	19.4%	51,240	17.1%	40,334	15.2%
Agricultural	34,980	10.8%	31,621	10.5%	32,040	12.1%
Construction	29,159	9.0%	28,179	9.4%	16,819	6.3%
Subtotal Real Estate Loans	$238,016	73.2%	$219,870	73.3%	$192,213	72.3%
Commercial	$39,766	12.2%	$33,931	11.3%	$31,173	11.7%
Agricultural	36,261	11.2%	34,732	11.6%	30,746	11.6%
Consumer and other	11,028	3.4%	11,304	3.8%	11,543	4.3%
TOTAL	$325,071	100.0%	$299,837	100.0%	$265,675	100.0%

DBI does not make unsecured loans other than credit card advances, which aggregated $585,140 or .18% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $374,886 or .12% of total loans outstanding and deposit account overdrafts totaling $46,328 at December 31, 2005.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last three years:

| | December 31, | | |
	2005	2004	2003
Secured By Real Estate:			
Residential	$4,131,372	$3,119,151	$3,146,994
Agricultural	252,000	255,000	385,860
Commercial	2,010,661	824,654	741,721
Subtotal Real Estate Loans	$6,394,033	$4,198,805	$4,274,575
Secured by commercial assets	975,272	1,488,508	995,433
Secured by agricultural assets	138,503	161,460	828,505
Secured by other assets	79,996	51,602	182,959
TOTAL	$7,587,804	$5,900,375	$6,281,472

Approximately 84% or $6.4 million, of the total nonaccrual loans at December 31, 2005 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The nonaccrual residential loans at December 31, 2005, include $795,000 of 1-4 family construction loans to builders or developers. The increase in nonaccrual commercial real estate at the end of 2005 is primarily the result of the nonperformance of one commercial borrower owing $873,000 at year-end. Business assets secure approximately 13% or $1.0 million, of the total nonaccrual loans at year-end. These loans are marginally secured and management expects some charge-offs to occur in 2006. DSB has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2005, were $1,414,391 compared to $1,209,137 and $1,141,041 as of year-end 2004 and 2003, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

Potential problem loans totaled $11,083,654 as of December 31, 2005. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

	Year Ended December 31,				
	2005	2004	2003	2002	2001
(In thousands)					
Nonaccrual Loans (1)	$7,588	$5,900	$6,281	$6,090	$6,983
Other Real Estate Owned	343	1,158	1,148	781	1,130
Total Nonperforming Assets	$7,931	$7,058	$7,429	$6,871	$8,113
(1) Restructured Loans Included Above	$1,414	$1,209	$1,141	$1,028	$867
Nonperforming Loans to Total Loans	2.33%	1.97%	2.36%	2.33%	2.63%
Nonperforming Assets to Total Assets	1.91%	1.78%	2.07%	1.98%	2.34%

Other real estate owned, which is included in other assets, totaled $342,845, $1,157,508, and $1,148,490 at December 31, 2005, 2004 and 2003, respectively. The other real estate acquired in satisfaction of loans at December 31, 2005, consists of two residential properties totaling $140,425 and two commercial properties valued at $202,420. DBI acquired four properties during 2005 and sold eleven properties incurring a loss of $225,863. During 2005, DBI also incurred $64,395 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

See Note 13 – Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2005:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$73,010	$37,308	$348	$110,666
Commercial	40,803	22,408	0	63,211
Agricultural	27,077	6,883	1,020	34,980
Construction	20,405	8,754	0	29,159
Subtotal Real Estate Loans	$161,295	$75,353	$1,368	$238,016
Commercial	$27,310	$10,842	$1,614	$39,766
Agricultural	32,064	4,171	26	36,261
Consumer and other	6,519	4,212	297	11,028
TOTAL	$227,188	$94,578	$3,305	$325,071

Loans maturing in more than one year at December 31, 2005, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$45,112	$1,852	$46,964
Other	50,784	135	50,919
TOTAL	$95,896	$1,987	$97,883

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an adequate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2005, DBI's investment in impaired loans totaled $3,785,842 compared to $2,987,197 one year earlier. The impaired loans required a related allowance for credit losses of $684,110 at December 31, 2005. Impaired loans are measured at the estimated fair value of the collateral.

In 2005 DBI's provision for credit losses was $786,000 compared to $327,000 and $434,000 during 2004 and 2003, respectively. Net charge-offs were $205,670 for the year ended December 31, 2005, compared to net charge-offs of $35,767 and $323,003 for the years ended 2004 and 2003, respectively. The ratio of allowance for credit losses to total loans was 1.96% at December 31, 2005, compared to 1.93% at December 31, 2004. The net increase to the allowance was $580,330 or 10.0% higher than year-end 2004. In determining the appropriateness of the allowance for credit losses at December 31, 2005, DBI utilized the same risk factor percentages for loans other than impaired loans that it used at December 31, 2004.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.33% at December 31, 2005, compared to 3.40% and 3.67% at December 31, 2004 and 2003, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 22% of total loans as of December 31, 2005. The factors that influence the agricultural economy are complex and difficult to predict. In general, the agricultural economy has been strong during the last two years. During the last two years milk prices have averaged $2 to $3 per hundredweight over the preceding five-year average. Rising real estate values and higher cattle prices have contributed to higher equity in farm financial statements. Ag economists predict that 2006 could present some challenges with milk prices expected to drop as the nation's dairy herd has expanded. Higher energy costs and rising interest rates will also likely reduce farm net income. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $493,227 at December 31, 2005. This represents 0.15% of total loans outstanding and 4.5% of DBI's total past due loans. During 2005 there was $12,369 of net charge-offs on loans considered agricultural-related compared to $48,454 of net charge-offs during 2004. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2005, of $6,400,480 (equal to 1.96% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2005 DBI's ratio of charge-off loans to average loans outstanding was 0.11% compared to 0.08% and 0.16% during 2004 and 2003, respectively. During 2005, the largest charge-off was $103,167 on a property secured by land in northern Wisconsin. The largest single charge-off during 2004 was $31,823 to a commercial borrower in the excavating and trucking business. In 2003, a commercial borrower that was severely impacted by the economic climate in Manitowoc County during 2002 and 2003, resulted in a charge-off totaling $109,500.

Changes in the allowance for credit losses in each of the three most recent years were as follows:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Balance - beginning of year	$5,820,150	$5,528,917	$5,417,920	$5,524,293	$6,571,561
Charge-offs:					
Residential real estate	$88,503	$61,422	$106,014	$173,175	$52,000
Commercial real estate	33,928	0	59,227	263,324	788,790
Agricultural real estate	12,369	0	52,604	25,000	0
Construction and land development	103,167	0	0	0	0
Commercial loans	83,964	61,608	109,500	597,416	2,323,130
Agricultural loans	0	48,454	53,939	130,000	0
Credit cards and related plans	9,938	11,689	5,331	26,869	13,997
Other consumer	4,406	44,257	15,077	82,341	49,603
	$336,275	$227,430	$401,692	$1,298,125	$3,227,520
Recoveries:					
Residential real estate	$50,154	$39,291	$22,590	$24,824	$25,469
Commercial real estate	47,470	98,705	20,134	151,773	0
Agricultural real estate	0	0	617	0	0
Commercial loans	18,362	11,850	15,717	38,154	9,302
Agricultural loans	0	0	2,070	5,255	5,590
Credit cards and related plans	5,704	1,081	1,264	1,620	1,168
Other consumer	8,915	40,736	16,297	26,126	6,223
	$130,605	$191,663	$78,689	$247,752	$47,752
Net charge-offs	$205,670	$35,767	$323,003	$1,050,373	$3,179,768
Provision charged to operations	$786,000	$327,000	$434,000	$944,000	$2,132,500
Balance - end of year	$6,400,480	$5,820,150	$5,528,917	$5,417,920	$5,524,293
Ratio of net charge-offs during the year to average loans outstanding during the year	0.07%	0.01%	0.13%	0.39%	1.15%
Ratio of allowance for credit losses to total loans at the end of year	1.96%	1.93%	2.07%	2.06%	2.06%

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2005	2004	2003	Percent Increase (Decrease) 2005/04	2004/03
Non-interest bearing accounts	$39,546	$35,012	$32,642	12.9%	7.3%
NOW accounts	16,983	22,519	17,200	(24.6)	30.9
Savings accounts	19,792	19,907	18,806	(0.6)	5.9
Money market accounts	67,060	64,361	65,163	4.2	(1.2)
Certificates of deposit	154,873	146,959	129,920	5.4	13.1
Total deposits	$298,254	$288,758	$263,731	3.3%	9.5%

At December 31, 2005, total deposits were $298,253,672, an increase of $9,496,057 or 3.3% compared to December 31, 2004. The large fluctuations in non-interest bearing and NOW checking accounts are a year-end phenomenon. Average non-interest bearing checking accounts were $31.7 during 2005 compared to $30.1 million during 2004. Average NOW checking accounts during 2005 totaled $17.3 million compared to $18.1 million during the previous year. Certificates of deposit increased by $7.9 million or 5.4% at December 31, 2005, compared to the previous year-end. Money market accounts increased by $2.7 million at year-end or 4.2% higher that at the end of 2004. DSB continues to face strong competition from other banks for core deposits in all of its market areas. Nonbank competitors such as insurance companies and brokerage firms also compete for deposits through alternative investments such as annuities, debt securities, mutual funds and other equity securities. DSB experienced some deposit growth at year-end at each of its branch offices compared to the previous year-end.

The following table shows, as of December 31, 2005, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$5,809
Over three months through six months	4,388
Over six months through twelve months	20,330
Over twelve months	14,280
Total	$44,807

Other Borrowed Funds and Contractual Obligations

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2005, DBI had $103.1 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2005, DACC had established lines of credit of $35 million of which $27.2 million were drawn in the form of short-term notes payable and $1.0 million in long-term notes payable.

At December 31, 2005, total borrowings increased $7.8 million or 14.0% higher than the previous year-end. During 2005, DSB borrowed an additional $3.0 million from the FHLB in the form of a long-term note. The proceeds were used primarily to fund DSB's loan portfolio growth. DACC borrowed an additional $3.8 million in notes payable to banks and similarly used the proceeds to fund loan growth. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,		
(In thousands)	2005	2004	2003
Short-term borrowings:			
Notes payable to banks	$28,230	$21,718	$18,261
Total short-term borrowings	$28,230	$21,718	$18,261
Long-term debt:			
Federal Home Loan Bank advances	$34,000	$31,000	$24,000
Other long-term debt	1,015	2,773	2,480
Total long-term debt	$35,015	$33,773	$26,480
Total other borrowed funds	$63,245	$55,491	$44,741
Short-term borrowings:			
Average amounts outstanding during the year	$23,657	$20,476	$22,350
Average interest rates on amounts outstanding during the year	3.35%	1.85%	2.10%
Weighted average interest rate at year end	4.43%	2.43%	1.66%
Maximum month-end amounts outstanding	$27,230	$21,935	$23,740

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2005:

	Less Than One Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
(In thousands)					
Long-term debt obligations (1) (2)	$2,202	$16,311	$11,634	$10,034	$40,181
Purchase obligations (3)	540	47	0	0	587
Operating lease	17	0	0	0	17
	$2,759	$16,358	$11,634	$10,034	$40,785

(1) Includes interest expense based on outstanding interest rate.

(2) $14 million of callable FHLB notes are shown at final maturity. See Note 9 - Long-term Debt in the Notes to Consolidated Financial Statements for additional details.

(3) Includes all identified purchase commitments greater than $25,000.

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory requirements.

	Ratios as of December 31,			Regulatory Requirements
	2005	2004	2003	
Equity as a % of assets	12.2%	12.7%	13.5%	N/A
Core capital as a % of average assets	12.2%	12.7%	13.3%	4.0%
Core capital as a % of risk-based assets	14.9%	16.0%	17.4%	4.0%
Total capital as a % of risk-based assets	16.1%	17.3%	18.6%	8.0%

DBI's core and risk-based capital ratios are well above the regulatory requirements.

Stockholders' equity at December 31, 2005, increased 0.3% to $50,552,652 or $421 per share, compared with $50,383,232 or $417 per share one year ago. Cash dividends declared in 2005 were $14.10 per share compared with $13.25 and $12.25 in 2004 and 2003, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 65.6%, 41.6% and 32.5% in 2005, 2004 and 2003, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

Management believes that 2006 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $640,664, $678,020 and $804,144 for the years ended December 31, 2005, 2004 and 2003, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2005, was 20.0%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limits purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy has no fixed expiration date, although DBI may terminate the Policy at any time. DBI is not soliciting or encouraging shareholders to sell shares under the Policy. Stock repurchases totaled $780,014, $517,389 and $134,409 for the years ended December 31, 2005, 2004 and 2003, respectively.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2005, net cash provided by operating activities amounting to $3.2 million, the increase in deposits amounting to $9.5 million, the net decrease in federal funds sold of $9.0 million and the net increase in other borrowings totaling $7.8 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $25.8 million increase in loans, capital expenditures of $2.6 million and the payment of $1.7 million in dividends were the major uses of cash during 2005.

During 2004, the major sources of funds were loan repayments, net cash provided by operating activities of $4.1 million, the increase in deposits amounting to $25.0 million and the net increase in other borrowings totaling $10.8 million. The $34.8 million increase in loans, the net increase in federal funds sold of $5.9 million, capital expenditures of $3.0 million and the payment of $1.5 million in dividends were the major uses of cash during 2004.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 95%, 91% and 87% at December 31, 2005, 2004 and 2003, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2005, the amount owed to the FHLB was $34.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $28.1 million from the FHLB based on its $6.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2005 DSB sold $11.3 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2005, DACC has unused lines of credit of $6.8 million and the parent company has an available line of credit of $5 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2005, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2005, is adequate under current economic conditions.

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of five years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

Investment balances in various categories at the end of each of the last three years were as follows:

	December 31,					
	2005		2004		2003	
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Government agencies	$1,700	$1,696	$0	$0	$0	$0
Mortgage-backed securities	4,880	4,772	5,237	5,127	6,550	6,460
State and municipal securities	43,126	44,958	43,878	46,577	43,448	46,459
TOTAL	$49,706	$51,426	$49,115	$51,704	$49,998	$52,919

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

At December 31, 2005, the amortized cost of investment securities totaled $49.7 million, an increase of $0.6 million, or 1.2% higher than year-end 2004. The carrying value at December 31, 2005, includes $135,916 of net unrealized losses on available-for-sale securities compared to $109,402 of net unrealized losses at year-end 2004. The net unrealized gains of the held-to-maturity securities amounted to $1,855,719 as of December 31, 2005, compared to $2,698,815 at year-end in 2004.

The following table shows the maturities of investment securities at December 31, 2005, and the weighted average yields of such securities:

	U.S. Government Agency Securities		Mortgage-Backed Securities		State and Municipal Securities		Total Securities	
(In thousands)	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
Due in one year or less	$0	0.00%	$988	4.88%	$4,498	5.01%	$5,486	4.99%
Due from one to five years	1,700	4.45%	3,166	2.19%	7,157	7.56%	12,023	5.71%
Due from six to ten years	0	0.00%	726	5.40%	11,659	8.24%	12,385	8.07%
Due after ten years	0	0.00%	0	0.00%	19,812	7.77%	19,812	7.77%
TOTAL	$1,700	4.45%	$4,880	3.21%	$43,126	7.57%	$49,706	7.04%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 9.3% of total assets at year-end.

DSB's Asset Liability Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Asset Liability Funds Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

As of December 31, 2005

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,769,000	($17,000)	(0.1)%
No change	$13,786,000	--	--
100 basis point decline	$13,752,000	($34,000)	(0.2)%

As of December 31, 2004

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$14,718,000	$247,000	1.7%
No change	$14,471,000	--	--
100 basis point decline	$14,109,000	($362,000)	(2.5)%

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Asset Liability Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

	As of December 31, 2005		
	Estimated Market	Increase	Percent
Change in Interest Rates	Value of Equity	(Decrease)	Change
100 basis point rise	$50,387,000	($456,000)	(0.9)%
No change	$50,843,000	--	--
100 basis point decline	$51,353,000	$510,000	1.0%

	As of December 31, 2004		
	Estimated Market	Increase	Percent
Change in Interest Rates	Value of Equity	(Decrease)	Change
100 basis point rise	$47,446,000	($3,316,000)	(6.5)%
No change	$50,762,000	--	--
100 basis point decline	$53,988,000	$3,226,000	6.4%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2005, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2005:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$131,979	$98,637	$41,805	$54,091
Investment securities	3,921	1,884	8,069	36,032
Federal funds sold	5,140	0	0	0
Other	0	0	0	7,407
Total earning assets	$141,040	$100,521	$49,874	$97,530
Interest-bearing deposits	$136,693	$72,905	$25,585	$23,525
Other borrowed funds	19,235	9,709	10,009	24,293
Total interest-bearing liabilities	$155,928	$82,614	$35,594	$47,818
Rate sensitivity gap	($14,888)	$17,907	$14,280	$49,712
Cumulative rate sensitivity gap	($14,888)	$3,019	$17,299	$67,011
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	90.45%	101.27%	106.31%	120.81%
Ratio of cumulative gap to average earning assets	(4.00)%	0.81%	4.65%	18.03%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

DIRECTORS

Terese M. Deprey
Secretary
Denmark Bancshares, Inc.

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.

Michael L. Heim
President
Heim Trucking Company

Darrell R. Lemmens
Chairman and President
Denmark Bancshares, Inc.

Mark E. Looker
Vice President
Denmark Bancshares, Inc.

Edward Q. Opichka, D.D.S.
Retired Owner
Edward Q. Opichka Dental Practice

Allen M. Peters
Retired Teacher and Athletic Director
Reedsville School District

Thomas F. Wall
Retired Sales Account Manager
Natural Beauty Growers

EXECUTIVE OFFICERS

Darrell R. Lemmens
Chairman and President
Denmark Bancshares, Inc. and Denmark State Bank

Terese M. Deprey
Secretary of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Dennis J. Heim
Vice President of Denmark Bancshares, Inc.
Sr. Vice President of Denmark State Bank

Evonne J. Kreft
Vice President
Denmark State Bank

Roger E. Lemmens
Vice President and Branch Manager
Denmark State Bank

Mark E. Looker
Vice President of Denmark Bancshares, Inc.
Assistant Vice President of Denmark State Bank

Lonnie A. Loritz
Vice President
Denmark State Bank

John P. Olsen
President of Denmark Agricultural Credit Corporation
Sr. Vice President of Denmark State Bank

David H. Radue
Vice President and Branch Manager
Denmark State Bank

Jeffrey J. Van Rens
Vice President
Denmark State Bank

Glenn J. Whipp
Vice President and Branch Manager
Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

	Book Value End of Quarter (Unaudited)	Market Value (1) High	Low	Dividends Paid (2)
2004				
1st Quarter	$402	$853	$841	$6.25
2nd Quarter	410	854	849	
3rd Quarter	410	871	862	6.50
4th Quarter	417	873	863	
2005				
1st Quarter	$415	$885	$876	$6.75
2nd Quarter	419	879	877	
3rd Quarter	416	886	879	7.00
4th Quarter	421	882	874	
2006				
Through March 1	N/A	$884	$884	$7.10

1) In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to DBI may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value since March 28, 2001. The Board of Directors of DBI may consider changes in the applicable percentage at future meetings.

2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2006 DBI had 1,468 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)

	For the Quarter Ended			
2004	March 31	June 30	September 30	December 31
Interest income	$4,692	$4,855	$4,894	$5,174
Interest expense	1,412	1,383	1,417	1,713
Provision for credit losses	115	12	15	185
Net income	965	1,088	950	855
Net income per share	7.96	8.97	7.86	7.07
2005				
Interest income	$5,287	$5,407	$5,704	$5,861
Interest expense	1,882	2,062	2,345	2,624
Provision for credit losses	126	124	259	277
Net income	719	598	604	665
Net income per share	5.95	4.97	5.03	5.53